Exhibit 99.1

Triterras Expands Board of Directors

Singapore, April 29, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, has appointed Yong-Moon Kim, Jayapal Ramasamy and Lilian Koh to the board of directors, effective immediately, replacing Directors Matthew Richards and Vanessa Slowey who resigned. With these changes, the Triterras Board of Directors expands to eight total members, five of whom are independent. All three new directors will be independent.

“On behalf of the entire organization, I would like to welcome Mr. Kim, Mr. Jayapal, and Ms. Koh to our Board of Directors,” said Srinivas Koneru, Chairman and CEO of Triterras. “All three individuals bring unique and valuable experiences to our company and we look forward to benefitting from their collective insights and extraordinary expertise as we execute our growth strategy.”

“I would also like to thank Matthew and Vanessa for their valuable contributions to the Board. We wish them both all the best in their future pursuits,” added Koneru.

Yong-Moon Kim

Mr. Kim brings to Triterras nearly 30 years of experience in international investment, finance and technology leadership in Asia, the United States and Europe. He serves as advisor for fintech and blockchain incubation to the Korea Internet Agency. He is also a mentor and advisor to the Korean KOCCA program—incubated technology startups in the Korean artificial intelligence, fintech and blockchain sectors.

Mr. Kim was a founder of the first Korean robo-advisor PKI, which was selected for the Korean government’s fintech “sandbox.” He also served as an advisor to Smartforecast, a Korean machine-learning fintech startup focusing on AI-driven portfolio management and Tenspace, an AI-driven credit rating fintech startup.

Kim’s investment and capital markets experience includes serving as Managing Director and Head of Global Equities at Credit Suisse Asset Management, where he led a team of portfolio managers in Zurich, London, New York, Tokyo, and Singapore. His many accomplishments at Credit Suisse include creating joint ventures with ICBC in China and Woori Financial Group in Korea, building a fund distribution channel in Japan, and rebuilding Credit Suisse’s private client practice in the UAE. Prior to Credit Suisse, Kim served as the inaugural Head of Mirae Asset Global Investments.

Mr. Kim holds a BA in East Asian Studies from McGill University. Kim also holds an MBA from the University of Chicago Booth School of Business with a major in international finance and accounting. He is licensed by the Hong Kong Securities and Futures Commission as a Responsible Officer for Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Mr. Kim will serve on the Audit Committee and Compensation Committee of the Board.

Jayapal Ramasamy

Mr. Jayapal brings significant international tax, accounting, and finance experience to Triterras’ Board.

Mr. Jayapal is a Fellow of the Association of Chartered Certified Accountants UK (FCCA), the Fellow Institute of Singapore Chartered Accountants (FCA) and Fellow of CPA Australia (FCPA). Mr. Jayapal is the Deputy President of UK Accounting Group McMillan Woods International, and has been instrumental in developing the Asian network for McMillan Woods, particularly in India, Bangladesh, Pakistan and Sri Lanka. He is a director at Alliance Corporate Services Pte Ltd, Chairman of Hallmark Capital Pte Ltd and Chairman of Hallmark Nominee Services Pte Ltd Singapore. He also is a board member of ANSA India Pte Ltd, a member of the Board of Governors of St. John International School, Malaysia and the Deputy Chairman of International Student Recruitment Center Pte Ltd. He is as one of the Founder Members and Past President of the Institute of Management Consultants (IMC). Mr. Jayapal served on the boards of directors of various companies, including Savant Infocom PLC, Panel Kerr Forster, Parker Randall, Parker Randall Sdn Bhd, Parker Randall India Pvt Ltd, AEC Edu Group Pte Ltd, and Sindia Property Group Pte Ltd. He previously was a Council Member serving on the Singapore Branch at the Association of Chartered Certified Accountants (ACCA). He studied ACCA in London through Emile Woolf College of Accounting, became a member of ACCA in 1985 and a Fellow in 1990. He co-authored several books in taxation and tax management.

Mr. Jayapal will serve on the Audit Committee and Compensation Committee of the Board.

Lilian Koh

Ms. Koh brings to Triterras 30 years of experience in information technology, including nearly a decade of working on large-scale computerization projects for the Singapore government.  She has been the founding Chairman and Chief Executive Officer of iAPPS Pte Ltd since 2012. She is also a senior member of the Singapore Computer Society. Ms. Koh founded Network Integration Systems & iCommerce (NIS Group) that successfully developed one of the world’s first Electronic Data Interchanges (EDI) over the Internet, developed Singapore’s first Internet commerce management system in 1995, and received the SingaporeONE Pioneer Award in 1997 for the first B2B2C supermarket e-commerce system for Cold Storage. She co-developed curriculum and lectured for National University of Singapore’s Institute of Logistics’ RFID Master Class programme and launched the RFID/Internet of Things Summit with Thailand’s Ministry of Information and Communication in 2006. She served as a judge for Singapore’s inaugural e-Government Excellence Awards in 2013, which was jointly organized by Singapore’s Ministry of Finance and Infocomm Development Authority of Singapore.

Ms. Koh was recognized by The Singapore Women’s Weekly magazine as one of the ‘Great Women of Our Time 2015’ for her career achievements and contributions in science and technology.

Ms. Koh will serve on the Nominating and Corporate Governance Committee of the Board.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com